# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Schneider National, Inc., CIK 0001692063
CUSIP: 80689H102
Title of class of securities: Class B Common Stock, no par value per share
Address of issuer's principal executive offices: 3101 SOUTH PACKERLAND DRIVE, GREEN BAY, Wisconsin (WI), 54313
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000892712-18-000089
Filed by CIK 0001699871

## Reporting persons
- Gannon Thomas A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 165,741; shared voting power 5,695,390; sole dispositive power 165,741; shared dispositive power 5,695,390; aggregate amount beneficially owned 5,861,131 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Schneider National, Inc.
Address of issuer's principal executive offices: 3101 SOUTH PACKERLAND DRIVE, GREEN BAY, WISCONSIN, 54313.

## Item 2. Person Filing
Name of person filing: Thomas A. Gannon
Address of principal business office or, if none, residence:
Godfrey & Kahn, S.C.
833 East Michigan Street, Suite 1800
Milwaukee, Wisconsin 53202
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in Items 5 - 11 on the cover page is incorporated herein by reference.

Shares reported in Items 5 and 7 of the cover page consist of shares of Class B Common Stock, no par value ("Class B Common Stock"), of Schneider National, Inc., a Wisconsin corporation (the "Issuer").

Shares reported in Items 6 and 8 of the cover page consist of shares of Class B Common Stock held by trusts for which the Reporting Person serves as a co-trustee.
Percent of class: The percentage calculated in Item 11 is based on 92,155,677 shares of Class B common stock, no par value per share ("Class B Common Stock"), of the Issuer outstanding as of October 25, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 and as filed with the SEC on November 6, 2024.
Sole power to vote or to direct the vote: For information on voting and dispositive power with respect to the above listed shares, see items 5 - 9 on the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Gannon Thomas A.: /s/ Thomas A. Gannon, Thomas A. Gannon (01/31/2025)